June 20, 2025

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing

Attn: SiSi Cheng and Hugh West

Re: Loma Negra Compañía Industrial Argentina Sociedad Anónima
Form 20-F for the Fiscal Year Ended December 31, 2024
Filed April 29, 2025
File No. 001-38262

Dear Ms. Cheng and Mr. West:
We hereby acknowledge receipt of your letter dated June 12, 2025 (the “Letter”), containing comments from the Staff of the Division of Corporation Finance regarding our Form 20-F for the fiscal year ended December 31, 2024.

Comment 1 – Revenues (Item 5.A of Form 20-F)

We hereby acknowledge the Staff’s comment regarding the need for a more robust and informative discussion of changes in revenue by segment, including explanations of the material variations in volume and pricing.

In future filings, we will revise and supplement our disclosure in the Operating and Financial Review and Prospects section as set forth in your Letter.
Sincerely,

By: /s/	Marcos I. Gradin
Name:	Marcos I. Gradin
Title:	Chief Financial Officer
Loma Negra Compañía Industrial Argentina Sociedad Anónima